Exhibit 99.1
E-House Reports Record Sales Performance during October Holiday Period Despite Adverse Market Conditions
Shanghai, China, October 10, 2008 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today reported that during the last week of September and the first week of October, which included the National Day holiday period, the Company sold approximately 800,000 square meters of new properties with a total transaction value of approximately RMB5.5 billion. This was the result of many of the Company’s major developer clients launching sales of their projects during this period. E-House expects to recognize revenues corresponding to the completed sales during the fourth quarter of 2008. Despite the overall sluggish conditions of the Chinese real estate industry, such sales performance set an all time record. During the same holiday period in 2007, E-House sold approximately 200,000 square meters of new properties with a total transaction value of approximately RMB1.5 billion.
“Our strong performance during the October holiday period is a reflection of our expanded market share for primary real estate agency services,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “Our increased project pipeline has enabled us to continue our growth despite the challenging conditions for the Chinese real estate market. As developers take pro-active and aggressive measures to boost sales volumes, our project pipeline is converted into sales volume and commission revenue. We remain confident in our ability to execute our strategy and continue to grow our business.”
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures aimed at reducing inflation, limiting bank lending and cooling off China’s real estate industry that may adversely and materially affect E-House’s business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image due to E-House’s failure to satisfy customer needs and/or other reasons, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China or its business plans for strategic alliances and other new business initiatives, E-House’s failure to manage its growth, E-House’s reliance on a concentrated number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
For investor and media inquiries please contact:
In China:
Michelle Yuan
E-House (China) Holdings Limited
Phone: +86 -21- 5228-3793
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 -10- 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Mr. Thomas Smith
Ogilvy Financial, New York
Tel: +1 — 212- 880-5269
Email: thomas.smith@ogilvypr.com